As filed with the Securities and Exchange Commission on November 16, 2001
                                                      Registration No. 333-_____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-3
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933
       ------------------------------------------------------------------
                            FIDELITY FEDERAL BANCORP
       ------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

          INDIANA                                       35-1894432
-------------------------------           ------------------------------------
(State or other jurisdiction of           (I.R.S. Employer Identification No.)
incorporation or organization)

              18 N.W. Fourth Street, Evansville, Indiana 47706-1347
       ------------------------------------------------------------------
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Donald R. Neel, Executive Vice President,      Timothy M. Harden, Esq.
Chief Financial Officer and Treasurer          John W. Tanselle, Esq.
Fidelity Federal Bancorp                       Krieg DeVault LLP
18 NW Fourth Street                            One Indiana Square, Suite 2800
PO Box 1347                                    Indianapolis, Indiana  46204-2079
Evansville, Indiana  47706-1347                (317) 636-4341
(812) 429-0921                                 (Copy to)
(Name, address, including zip code, of agent for service)
--------------------------------------------------------------------------------

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement.

                          -------------------------

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                               CALCULATION OF REGISTRATION FEE
===================================================================================================================================
              Title of each class                    Amount       Proposed maximum         Proposed maximum          Amount of
                 of securities                       to be         offering price    aggregate offering price (1)  registration
               to be registered                    registered       per unit (1)                                        fee
-----------------------------------------------------------------------------------------------------------------------------------
9.00% Junior Subordinated Notes due _________,        1,500             $1,000                 $1,500,000              $ 375
2008

Warrants, each of which entitle the holder to       500,000              $0.50                   $250,000              $ --- (2)
purchase 1 share of Common  Stock

Common Stock, no par value,                         500,000            $ 2.50(3)               $1,250,000              $ 375
issuable upon exercise of Warrants
===================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee.
(2) Pursuant to Rule 457(g) under the Securities Act, no separate registration fee is required if warrants are registered for distribution in the same registration statement as the securities to be offered pursuant thereto.
(3) The exercise price is $3.00, less the purchase price of $0.50 of the exercised warrant.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    Subject to Completion, November 16, 2001

Prospectus

                            FIDELITY FEDERAL BANCORP


                 9.00% JUNIOR SUBORDINATED NOTES DUE _____, 2008
                   WARRANTS FOR 500,000 SHARES OF COMMON STOCK


                      MATERIAL TERMS OF THE RIGHTS OFFERING

         We are distributing subscription rights to persons who own our common stock as of the close of business on _________________, 2001 to purchase $1,500,000 principal amount of our 9.00% unsecured junior subordinated notes due _______, 2008 and 500,000 warrants representing the right to purchase 500,000 shares of our common stock.

         You will receive one basic subscription right, rounded down to the nearest whole number, for every _____ shares of our common stock that you own on the close of business on ______________, 2001, the record date. Each basic subscription right will entitle you to purchase $1,000 principal amount of the notes. For each $1,000 principal amount of notes purchased, you will also receive warrant subscription rights to purchase up to 333 1/3 warrants, rounded down to the nearest whole number, at the price of $0.50 per warrant. Each warrant represents the right of the holder to purchase one share of common stock of Fidelity Federal at $3.00 per share, less the purchase price of the warrant.

         To the extent that you do not have a sufficient amount of shares to otherwise receive a basic subscription right, you will still receive one basic subscription right to subscribe for the purchase of a note in the minimum $1,000 principal issuance amount.

         The basic subscription right and the warrant subscription right also include the right to over-subscribe, subject to availability and proration, for additional notes or warrants if not all of the notes or the warrants offered are purchased pursuant to the basic and warrant subscription rights.

         The subscription rights for the notes and the warrants are exercisable beginning on the date of this prospectus and will expire at 5:00 p.m., Central time, on ______________________.

                           MATERIAL TERMS OF THE NOTES

         Interest on the notes accrues at the rate of 9.00% per year, payable in cash or by check every May 1 and November 1, with the first payment on May 1, 2002. The notes will mature on ________, 2008.

         We have the option to redeem the notes in whole or in part at any time after __________________ and prior to maturity. The redemption price will be equal to the principal amount of the note being redeemed, plus accrued but unpaid interest. If we redeem the notes between _______________ and _________________, we also will pay a redemption premium equal to 1% of the principal amount of the notes that have been redeemed.

         The notes are unsecured, junior subordinated obligations of Fidelity Federal.

                         MATERIAL TERMS OF THE WARRANTS

         You will receive 333 1/3 warrant subscription rights, rounded to the nearest whole number, for each $1,000 in principal amount of the notes purchased. Each warrant subscription right entitles you to purchase one warrant at the price of $0.50 per warrant. Each warrant represents the right to purchase one share of our common stock, subject to adjustment.

         Each warrant is exercisable at the holder's option at any time prior to ________________, at the exercise price of $3.00 per share, subject to adjustment, less the $0.50 purchase price of the warrant. The exercise price will be payable at the holder's option in cash or by surrender of any notes purchased in this rights offering, at their face amount plus any accrued interest.

                          -------------------------

         Shares of our common stock are currently listed for quotation on the Nasdaq SmallCap Market under the symbol "FFED." On _____________, 2001, the closing bid price of a share of our common stock on Nasdaq was $-------.

                          -------------------------

         None of the notes, warrants, or the common stock are savings or deposit accounts or other obligations of United Fidelity Bank or any non-bank affiliate of Fidelity Federal and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

                          -------------------------

         See "Risk Factors" beginning on page 1 to read about factors you should consider before exercising your subscription privileges to purchase notes or warrants.

                          -------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

               The date of this prospectus is_______________, 2001

                                Table of Contents

Prospectus Summary...................................................................................................i
         Questions and Answers About Fidelity Federal Bancorp........................................................i
         Questions and Answers About the Rights Offering...........................................................iii

Risk Factors.......................................................................................................-1-
         Risk Factors Relating to the Rights Offering, the Notes, the Warrants and the Underlying Common
                  Stock............................................................................................-1-
         Risk Factors Relating to Fidelity Federal.................................................................-5-

Special Note Regarding Forward-Looking Statements..................................................................-6-

We Are Subject to a Supervisory Agreement with the Office of Thrift Supervision....................................-6-

Use of Proceeds....................................................................................................-8-

We Do Not Anticipate Paying Dividends..............................................................................-8-

Price Range of Common Stock........................................................................................-9-

Capitalization....................................................................................................-10-

The Rights Offering...............................................................................................-11-

Material Federal Income Tax Considerations........................................................................-17-

Description of the Notes..........................................................................................-18-

Description of the Warrants.......................................................................................-20-

Description of Capital Stock......................................................................................-20-

Plan of Distribution..............................................................................................-21-

Legal Matters.....................................................................................................-22-

Experts  .........................................................................................................-22-

Where You Can Find More Information...............................................................................-22-

                          -------------------------

         Fidelity has not authorized any person to give you information that differs from the information in this prospectus. You should rely solely on the information contained in this prospectus. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, even if the prospectus is delivered to you after the prospectus date, or you buy our common stock after the prospectus date.

         Until _________________________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

                               Prospectus Summary

This section answers in summary form some questions you may have about Fidelity Federal Bancorp and this rights offering and highlights some of the information in this prospectus. Because this section is a summary, it does not contain all of the information that you should consider before exercising your subscription rights. You should read the entire prospectus carefully, including the "Risk Factors" section and the documents listed under "Where You Can Find More Information."

              Questions and Answers About Fidelity Federal Bancorp

Q:   What is Fidelity Federal Bancorp?

A: Fidelity is a savings and loan holding company which owns all of the issued and outstanding stock of United Fidelity Bank, fsb, its federally-chartered savings bank subsidiary. United Fidelity Bank maintains four locations in Evansville, Indiana and one in Newburgh, Indiana and also participates in various real estate activities, including owning housing developments through its wholly-owned subsidiaries.

Q:   Where are we located?

A: Our principal executive offices are located at 18 NW Fourth Street, Evansville, Indiana 47708. Our telephone number is (812) 424-0921.

Q:   When were we formed?

A: We were incorporated under the laws of the State of Indiana in 1993. United Fidelity Bank was formed in 1914.

Q:   When did we last raise capital?

A: We last raised capital in November 2001. In that month, we closed our previous rights offering of our common stock to our shareholders. In that offering, we offered and sold ________________ shares, and raised total proceeds, after expenses, of approximately $_______ million. We also raised approximately $1.5 million in June 2001 in a rights offering in which we offered and sold 1,000,000 shares.

Q:   What recent financial or operational challenges face us?

A: In February 1999, United Fidelity Bank entered into a supervisory agreement with its regulator, the Office of Thrift Supervision, because of the then-deteriorating capital and financial condition of United Fidelity Bank and Fidelity. This deterioration was caused primarily by:

          o    dwindling cash reserves at Fidelity;
          o    low net interest margins;
          o    a high level of debt at Fidelity which required debt service;
          o    high non-interest expenses; and
          o a decline in the quality of United and Fidelity's multifamily housing loan and letter of credit portfolio.

     These factors caused significant losses and reductions of capital in 1998 and 1999. The majority of the multifamily housing portfolio consisted of letters of credit which backed bonds issued by governmental authorities. Some of these letters of credit were issued by Fidelity and had fixed expiration dates. If the bonds were not successfully re-sold at these maturity dates, Fidelity would have been required to fund the letters of credit. The total letters of credit significantly exceeded the amount of Fidelity's available cash, creating, when coupled with the inability of United Fidelity Bank to pay dividends, significant liquidity risk for Fidelity. The letters of credit issued by United Fidelity Bank were collateralized in favor of the Federal Home Loan Bank by mortgage loans originated by United Fidelity Bank. The use of these mortgage loans as collateral substantially reduced the ability of United Fidelity Bank to borrow funds from the Federal Home Loan Bank in the event a liquidity shortfall occurred at United.

     In January 2000, United Fidelity Bank and Fidelity adopted a plan to substantially reduce its expenses, reduce Fidelity's high level of debt outstanding, and increase its net interest margin. At that point, United Fidelity Bank had accumulated approximately 15% of its total assets in cash and cash equivalents, significantly improving its liquidity position. In May 2000, Fidelity raised $3 million by issuing one million shares of common stock to Pedcor Investments, a limited liability company, and changed top management of United Fidelity Bank. In addition to the cash received for shares, Pedcor also agreed to provide $1.5 million in operating deficit guarantees on a portion of Fidelity and United Fidelity Bank's multifamily housing portfolio, and to manage that portion of the portfolio, in exchange for 460,000 shares of Fidelity common stock. As a part of this transaction, Fidelity also changed the management of Village Housing Corporation, a subsidiary of United Fidelity that owns general partnership interests in a portion of the multifamily housing portfolio. Village Housing's new management has obtained commitments for and completed alternative sources of financing for a significant portion of the portfolio. This refinancing has reduced the level of classified assets and letters of credit for United Fidelity Bank and has lessened its level of liquidity and credit risk.

Q:   What are the provisions of the supervisory agreement with the OTS?

A: We describe the supervisory agreement in more detail at page ___ under "We Are Subject to a Supervisory Agreement with the Office of Thrift Supervision". In general, the supervisory agreement imposes operating restrictions on United Fidelity Bank and restricts its ability to grow and pay dividends without prior approval of the OTS. United Fidelity Bank believes that it currently is in substantial compliance with the supervisory agreement, including the capital targets established in its strategic plan.

                 Questions and Answers About the Rights Offering

Q:   What is a rights offering?

A: A rights offering is an opportunity for you to purchase the notes in an amount based on the number of shares of Fidelity common stock you own, and to purchase warrants for common stock in an amount based upon the amount of notes you purchase in the rights offering.

Q:   Why are we engaging in a rights offering?

A: Because United Fidelity Bank is restricted in its ability to pay dividends to us, we believe it is in our bests interests to raise additional capital. We have $1.5 million in debt which matures in January 2002, $1.5 million which matures in June 2003, and $6.0 million which matures in June 2005. We are undertaking this rights offering to raise additional capital, without paying underwriting commissions and expenses, for the purposes set forth under the following question entitled "What will we do with the proceeds of the rights offering?".

Q:   What will we do with the proceeds of the rights offering?

A:   We anticipate that we will use the proceeds to:

          o repay approximately $________ million on one of our lines of credit which we drew upon in connection with the refinancing of certain letters of credit and the retirement of $1.0 million face value of Fidelity's 10% subordinated debentures;
          o refinance certain remaining letters of credit which we issued in connection with the financing of affordable housing developments; and
          o redeem at maturity $1.5 million of our 9.25% junior subordinated notes which come due on January 31, 2002.

     Although we expect to use the proceeds in the manner discussed above, we reserve the right to use the proceeds in any manner which we consider appropriate.

Q:   What are the material terms of the notes?

A: The notes have an interest rate of 9.00% per annum and mature on _______, 2008. We have the option to redeem the notes in whole or in part at any time after _________, and prior to maturity, at face value plus accrued but unpaid interest. If we redeem the notes between ______ and ______ , we also will pay a redemption premium equal to 1% of the principal amount of the notes that have been redeemed. If we redeem the notes in part, we will select the notes for redemption on a pro rata basis, by lot or by such other method as we in our sole discretion deem fair and appropriate.

Q:   What are the material terms of the warrants?

A: Each warrant represents the right of the holder to purchase one share of our common stock at the exercise price of $3.00 per share, subject to adjustment, less the purchase price of the warrant of $0.50. Each warrant is exercisable at the holder's option at any time prior to _______.

Q:   What does it mean to exercise a subscription right?

A: When you "exercise" a subscription right, that means that you choose to purchase the principal amount of the notes or the number of the warrants which that subscription right entitles you to purchase. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription right. Both the basic subscription right and the warrant subscription right carries with it an over-subscription privilege. You must, however, fully exercise your basic subscription right or warrant subscription right if you wish to exercise your over-subscription privileges. You cannot give or sell your subscription rights to anybody else; only you can exercise them.

Q:   What is a basic subscription right?

A: We are distributing to you, at no charge, one basic subscription right, rounded down to the nearest whole number, for every ____ shares of common stock that you owned on ______________, 2001, the record date. Each basic subscription right entitles you to purchase $1,000 principal amount of the notes.

Q: What if I don't own enough shares to entitle me to a basic subscription right?

A: If you do not own a sufficient number of shares to otherwise receive a basic subscription right, you will still receive a basic subscription right to allow you to purchase a note in the principal amount of $1,000.

Q:   What is the basic over-subscription privilege?

A: We do not expect that all of our shareholders will exercise all of their basic subscription rights. By extending basic over-subscription privileges to our shareholders, we are providing for the purchase of those notes which are not purchased through exercise of basic subscription rights. The basic over-subscription privilege entitles you, if you fully exercise your basic subscription right, to subscribe for additional notes, in $1,000 increments, not acquired by other holders of basic subscription rights. As described below, there are limitations on your basic over-subscription privilege.

Q:   What are the limitations on the basic over-subscription privilege?

A: In the rights offering, we will issue up to $1,500,000 aggregate principal amount of the notes. The principal amount of notes available for basic over-subscription privileges will be $1,500,000 minus the aggregate principal amount of the notes purchased upon exercise of all basic subscription rights.

     If the principal amount of the notes available for sale pursuant to the exercise of all basic over-subscription privileges is not sufficient to satisfy in full all basic over-subscription privileges, the additional principal amount of the notes that you will be entitled to purchase if you exercise your basic over-subscription privilege will be limited.

     In this situation, you will be entitled to purchase upon the exercise of your basic over-subscription privilege a principal amount of the notes equal to the product, rounded down to the nearest $1,000, of:

          o the number of shares of our common stock owned by you on the close of business on __________, 2001, divided by the total number of shares of our common stock owned by all shareholders exercising their over-subscription privileges to purchase notes on the close of business on _____________, 2001; and

          o the principal amount of notes available for sale pursuant to the exercise of all over-subscription privileges.

     For example, if we sell $1,000,000 principal amount of the notes pursuant to the exercise of basic subscription rights, we then would have remaining $500,000 principal amount of the notes available for purchase by individuals exercising basic over-subscription privileges. If individuals exercising basic over-subscription privileges subscribe for $500,000 or less in principal amount of the notes by use of their basic over-subscription privileges, then all basic over-subscription privileges would be honored.

     If individuals exercising basic over-subscription privileges subscribe for more than $500,000 in principal amount of the notes by use of their basic over-subscription privileges, then basic over-subscription privileges would be limited. For example, assume that individuals exercising basic over-subscription privileges subscribe for $600,000 principal amount of the notes by use of their basic over-subscription privileges, you own 10,000 shares of our common stock and shareholders who are exercising their basic over-subscription privileges own 100,000 shares. In this example, your basic over-subscription privilege would be equal to $50,000 principal amount of the notes. This was calculated by dividing the number of shares you own, or 10,000, by the total number of shares owned by all shareholders exercising their basic over-subscription privileges with respect to the notes, or 100,000, and then multiplying this by the principal amount of the notes available for sale pursuant to the exercise of all basic over-subscription privileges, or $500,000.

     In certain circumstances, in order to comply with applicable state securities laws, we may not be able to honor all over-subscription privileges even if we have shares available.

Q:   What is a warrant subscription right?

A: You will receive 333 1/3 warrant subscription rights, rounded down to the nearest whole number, for each $1,000 principal amount of notes you purchase in the rights offering. Each warrant subscription right entitles you to purchase one warrant at the price of $0.50 per warrant.

Q:   What is the warrant over-subscription privilege?

A: We do not expect that all of our shareholders purchasing notes will exercise all of their warrant subscription rights. By extending warrant over-subscription privileges, we are providing for the purchase of those warrants which are not purchased through exercise of warrant subscription rights. The warrant over-subscription privilege entitles you, if you fully exercise your warrant subscription right, to subscribe at $0.50 per warrant for additional warrants not acquired by other holders of warrant subscription rights. As described below, there are limitations on your warrant over-subscription privilege.

Q:   What are the limitations on the warrant over-subscription privilege?

A: In the rights offering, we will issue up to 500,000 warrants. The number of warrants available for over-subscription privileges will be 500,000 minus the amount of warrants purchased upon exercise of all warrant subscription rights.

     If the number of warrants available for sale pursuant to the exercise of all warrant over-subscription privileges is not sufficient to satisfy in full all warrant over-subscription privileges, the additional number of warrants that you will be entitled to purchase if you exercise your warrant over-subscription privilege will be limited.

     In this situation, you will be entitled to purchase upon the exercise of your warrant over-subscription privileges a number of warrants equal to the product, rounded down to the nearest whole number, of:

          o the principal amount of notes you purchase in the rights offering, divided by the total principal amount of notes purchased by all shareholders in the rights offering who are exercising their warrant over-subscription privileges; and

          o the number of warrants available for sale pursuant to the exercise of all warrant over-subscription privileges.

     For example, if we sell 450,000 warrants pursuant to the exercise of warrant subscription rights, we then would have remaining 50,000 warrants available for purchase by individuals exercising warrant over-subscription privileges. If individuals exercising warrant over-subscription privileges subscribe for 50,000 or less warrants by use of their warrant over-subscription privileges, then all warrant over-subscription privileges would be honored.

     If individuals exercising warrant over-subscription privileges subscribe for more than 50,000 warrants by use of their warrant over-subscription privileges, then warrant over-subscription privileges would be limited. For example, assume that we sale 450,000 warrants pursuant to the exercise of warrant subscription rights, individuals exercising warrant over-subscription privileges subscribe for 75,000 warrants by use of their warrant over-subscription privileges, you purchased $10,000 in principal amount of notes in the rights offering and all shareholders who are exercising their warrant over-subscription privileges purchased $100,000 in principal amount of notes in the rights offering. In this example, your warrant over-subscription privilege would be equal to 5,000 warrants. This was calculated by dividing the principal amount of notes you purchased, or $10,000, by the total principal amount of notes purchased by all shareholders exercising their warrant over-subscription privileges, or $100,000, and then multiplying this by the number of warrants available for sale pursuant to the exercise of all warrant over-subscription privileges, or 50,000.

     In certain circumstances, in order to comply with applicable state securities laws, we may not be able to honor all over-subscription privileges even if we have shares available.

Q:   Must all holders of rights pay the subscription price in cash?

A: All shareholders granted rights who wish to participate in the rights offering must timely pay the subscription price by wire transfer, certified or cashier's check drawn on a U.S. bank, or personal check that clears before expiration of the rights.

Q:   How and by what date must I exercise my subscription rights?

A: You must properly complete the attached shareholder rights agreement and deliver it to us before 5:00 p.m., Central time, on ___________, 2001. Our address, for delivery purposes, is on page ____. Your shareholder rights agreement must be accompanied by proper payment for the notes and warrants that you wish to purchase.

Q: What should I do if I want to participate in the rights offering but my shares are held in the name of my broker or a custodian bank?

A: If you hold shares of Fidelity common stock through a broker, dealer or other nominee, we will ask your broker, dealer or nominee to notify you of the rights offering. If you wish to exercise your rights, you will need to have your broker, dealer or nominee act for you. To indicate your decision with respect to your rights, you should complete and return to your broker, dealer or nominee the form entitled "Beneficial Owner Election Form." You should receive this form from your broker, dealer or nominee with the other rights offering materials.

Q: Has the board of directors made a recommendation regarding this rights offering?

A: Our board of directors does not make any recommendation to you about whether you should exercise any rights.

Q:   How long will the rights offering last?

A: You will be able to exercise your subscription rights only during a limited period. If you do not exercise your subscription rights before 5:00 p.m., Central time, on _____________, 2001, your basic subscription rights and warrant subscription rights will expire.

Q:   After I exercise my subscription rights, can I change my mind?

A: No. Once you send in your shareholder rights agreement and payment, you cannot revoke the exercise of either your basic subscription rights or your warrant subscription rights, even if you later learn information about us that you consider to be unfavorable, and we will have immediate use of the funds sent as payment. You should not exercise your subscription rights unless you are certain that you wish to purchase the notes or the warrants.

Q:   Is exercising my subscription rights risky?

A: The exercise or your subscription rights involves certain risks. Exercising your subscription rights means buying the notes and, if you elect, the warrants, and should be carefully considered as you would view other investments. Among other things, you should carefully consider the risks described under the heading "Risk Factors," beginning on page 1.

Q:   Can I sell or give away my subscription rights?

A: No. Neither the basic subscription rights nor warrant subscription rights are transferable.

Q:   Must I exercise any subscription rights?

A:   No.

Q: What are the federal income tax consequences of owning the notes or the warrants?

A: You should review the tax opinion of our legal counsel, Krieg DeVault LLP, under the heading

     "Material Federal Income Tax Considerations," beginning on page ___. You should seek specific tax advice from your personal tax advisor.

Q:   When will I receive my notes and warrants?

A: If you purchase the notes and warrants through the rights offering, you will receive the notes and warrants as soon as practicable after ______________, 2001. Subject to state securities laws and regulations, we have the discretion to delay allocation and distribution of any notes and warrants you may elect to purchase by exercise of your basic subscription right, warrant subscription right, or any over-subscription privileges in order to comply with state securities laws.

Q:   Can Fidelity cancel the rights offering?

A: Yes. Our board of directors may cancel the rights offering in its discretion at any time on or before _____________, 2001. We don't expect to cancel the rights offering and are not aware of any facts or circumstances which would cause us to do so. We have reserved this right in the event we determine that facts of which we are currently unaware or future events would cause us to determine that the rights offering is not in the best interests of Fidelity. These reasons may include the institution or threat of litigation against us with respect to the rights offering.

Q: Will Fidelity return money received from shareholders if it cancels the rights offering?

A: If we cancel the rights offering, any money received from shareholders will be refunded promptly, without interest. However, there is no guarantee that we will have funds available to return to shareholders who have submitted payment for shares. In this event, we expect to draw upon an existing line of credit to borrow funds for this purpose.

Q:   How much money will Fidelity receive from the rights offering?

A: Our gross proceeds from the rights offering will depend on the principal amount of the notes and the number of the warrants that are purchased. If we sell all notes and warrants which may be purchased upon exercise of the rights offered by this prospectus, then we will receive proceeds of $1,750,000, before deducting expenses payable by us, estimated to be approximately $_________. Because our directors, executive officers and their respective affiliates, who currently own approximately ____% of our outstanding common stock, without giving effect to the shares that may be issued upon the exercise of outstanding warrants and stock options, have agreed to exercise a portion of their basic subscription rights and warrant subscription rights and over-subscription privileges, we expect to issue at least $____________ principal amount of the notes and _____ warrants representing the right to purchase _____ shares of our common stock and to receive proceeds of at least approximately $________ from the rights offering, before deducting expenses.

Q:   What if I have more questions?

A:   If you have more questions about the rights offering, please contact Mark
     A. Isaac, at (812) 424- 0921.

                                  Risk Factors

     You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in the rights offering. Additional risks and uncertainties not presently known to us or that we currently deemed immaterial may also impair our business operations. If any of the following risks identified actually occur, our business, financial condition and operating results could be materially adversely affected. In such case, we may be unable to satisfy the notes or the trading price of our common stock could decline and you may lose part or all of your investment.

      Risk Factors Relating to the Rights Offering, the Notes, the Warrants
                         and the Underlying Common Stock

We may not be able to pay interest on or repay the notes.

     a. We are a holding company and our operating company has no obligations to the holders of the notes.

          We conduct substantially all of our business through our operating company, United Fidelity Bank. Our cash flow and, consequently, our ability to pay interest in cash to service our debt, including the notes, are dependent upon the cash flow of United Fidelity Bank and the payment of funds by United Fidelity Bank to us. United Fidelity Bank is separate and a distinct legal entity and has no obligation, contingent or otherwise, to pay any amounts due on the notes or to make cash available for that purpose.

     b.   Our operating company is restricted in making dividends to us.

          The Office of Thrift Supervision has not permitted United Fidelity Bank to pay us dividends under the terms of a Supervisory Agreement entered into in February 1999. The OTS may agree to allow the payment of dividends from United Fidelity Bank to us to assist in debt service, although it has no obligation to do so and we cannot and do not offer any assurances that the OTS will do so. Also, the OTS could, if it considers necessary for the safety and soundness of United Fidelity Bank, continue to prohibit the payment of dividends to us in the future. If we do not receive any dividends from United Federal Bank, we may not be able to make payments on the notes.

     c. Our substantial amount of indebtedness could adversely affect our ability to repay the notes.

          We currently have a substantial amount of debt in relation to our shareholders' equity. At September 30, 2001, Fidelity Federal, on a non-consolidated basis, had total unsecured debt outstanding of $7.62 million, representing 20.87% of our total capitalization, and total shareholders' equity of $10.95 million.

          Our high level of debt could affect our future prospects adversely by:

               o    impairing our ability to borrow additional money;

               o requiring us to use a substantial portion of our cash flows from operations to pay interest or repay debt which will reduce the funds available to us for our operations, capital expenditures and any acquisition opportunities; and

               o making us more vulnerable in the event of a downturn in general economic conditions.

          We cannot assure you that we will be able to meet our debt obligations. If we are unable to generate sufficient cash to meet our obligations or if we fail to satisfy the requirements of our debt agreements, we will be in default. A default would permit certain debt holders to require payment before the scheduled due date of the debt, resulting in further financial strain on us and causing additional defaults under our other indebtedness.

          Our ability to meet our debt and other obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive, regulatory and other factors. In addition, we may need to incur additional indebtedness in the future. Many of these factors are beyond our control. Although we believe that our existing current assets combined with working capital from our operations and proceeds of future equity or debt financings will be adequate to meet our existing financial obligations, we cannot assure you that our business will generate sufficient cash flow or that future financings will be available to provide sufficient proceeds to meet these obligations.

     d. If we are unable to refinance our existing indebtedness, we may not be able to pay interest and to make principal repayments on the notes.

          We currently have substantial debt obligations that will mature before the maturity of the notes, which may affect our ability to make required payments on the notes. We may not be able to generate sufficient funds from operations to meet our debt service requirements or to repay all of those obligations as they are currently scheduled to become due. Accordingly, it may be necessary to refinance some of those obligations at or before their respective maturities. Our ability to refinance these obligations will depend on, among other factors, our financial condition at the time of the refinancing, any restrictions contained in financing agreements and market conditions. We may not be able to refinance those obligations. If we are unable to refinance those obligations, or are unable to obtain satisfactory terms, there could be an adverse effect on us, including on our ability to pay interest, and to make scheduled principal repayments on our indebtedness, including the notes.

Our secured and other unsecured debt and the liabilities of our operating company are effectively senior to the notes.

     Our secured and other unsecured debt and all of the debt of United Fidelity Bank are effectively senior to the notes. United Fidelity Bank has no obligation to pay amounts due on the notes. At September 30, 2001, we had approximately $7.62 million of long-term, unsecured indebtedness. We and United Fidelity Bank may incur additional debt, subject to limitations, and that additional debt will rank senior to the notes. United Fidelity Bank may use the earnings it generates, as well as its existing assets, to fulfill its own direct debt service requirements, particularly because certain agreements may restrict its ability to pay dividends to us or because the debt of United Fidelity Bank may be secured by its assets.

There is no public market for the notes or the warrants.

     There is no existing market for the notes or the warrants. We cannot be sure that any trading market for the notes or the warrants will develop. If such a market were to develop, the notes or the warrants could trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition, performance and prospects.

We do not expect to pay cash dividends on our common stock.

     We have not paid any cash dividends on our common stock since July 6, 1998 and do not anticipate paying cash dividends in the foreseeable future, since we are dependent upon United Fidelity Bank for funds for dividends and, under the terms of the Supervisory Agreement, United Fidelity cannot pay a dividend to us without approval of the OTS. For the foreseeable future, we anticipate that United Fidelity Bank will retain any earnings which it generates or, subject to OTS approval, pay a portion of these earnings to us in order for us to service our existing debt.

If you do not purchase warrants in the rights offering, you may suffer dilution of your percentage ownership of our common stock.

     Mr. Cordingley and his affiliates, and our remaining directors and their respective affiliates, have agreed to purchase, if available, at least _________ warrants in the rights offering pursuant to the exercise of their respective warrant subscription rights and warrant over-subscription privileges and if available may purchase more. To the extent that you do not exercise your warrant subscription rights (the amount of which is dependent upon the face amount of notes you purchase) and warrants are purchased and exercised by other shareholders in the rights offering, your proportionate voting interest will be reduced, and the percentage that your original shares represent of our expanded equity after exercise of the subscription rights will be disproportionately diluted.

Once you exercise your subscription rights, you may not revoke the exercise.

     Once you exercise your subscription rights, you may not revoke the exercise, even if less than all of the notes or warrants that we are offering are actually purchased.

United Fidelity Bank is subject to the restrictions and conditions of a Supervisory Agreement with the Office of Thrift Supervision.

     United Fidelity Bank entered into a Supervisory Agreement with the OTS on February 3, 1999, which requires it to take certain actions and restricts certain of its operations, including its ability to pay dividends. If United Fidelity is unable to comply with the terms and conditions of the Supervisory Agreement, the OTS could take additional regulatory action, including the issuance of a cease and desist order requiring further corrective action. Such corrective action could include, among other things, increasing the allowance for loan and lease losses or valuation allowance for letters of credit, obtaining additional or new management, and further restrictions on dividends. Because we are dependent upon United Fidelity Bank for our income, we may not be able to make payments on the notes and this could negatively impact the price of our stock and prohibit the payment of future dividends.

Anti-takeover provisions in our charter documents may delay or prevent a takeover of Fidelity, which could prohibit you from receiving a price for your shares at a premium to current market price.

     Certain provisions of our charter documents may make it more difficult for a third party to acquire control of us, even on terms that a shareholder might consider favorable. Our amended and restated articles of incorporation authorizes our board of directors to issue preferred stock without shareholder approval.

The issuance of preferred stock could make it more difficult for a third party to acquire us because the preferred stock could have dividend, redemption, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of holders of our common stock. Our board of directors does not currently have any intent to issue shares of preferred stock. Because of the existence of these provisions, you may not receive an acquisition offer for your shares, which typically is at a premium price to current market price, since third parties may be less inclined to make an offer to acquire control of us.

The existence of controlling shareholders may limit your ability to influence the outcome of matters requiring shareholder approval, could discourage potential acquisitions of our business by third parties, and could impact the price of our shares.

     Bruce A. Cordingley, who is a director of Fidelity, and entities and individuals affiliated with him, own of record or control ____________ and beneficially own ____________ of our issued and outstanding shares of common stock. Our remaining directors, together with their respective affiliates, own of record approximately _____________ and beneficially ______________ of our outstanding common stock. Although we are not aware of any arrangement or understanding, contractual or otherwise, that obligates our directors to act in concert with respect to Fidelity, the level of stock ownership held by the directors and their affiliates may allow them to elect all of their designees to the board of directors and to control the outcome of virtually all matters submitted for a vote of our shareholders. Either the equity interests of Mr. Cordingley and his affiliates, or the combined equity interests of all of the directors and their affiliates in Fidelity, could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of Fidelity, even on terms that a shareholder might consider favorable. This in turn could harm the market price of our common stock or prevent our shareholders from realizing a premium over the market price for their shares of common stock.

     In addition, sales of a substantial amount of our common stock in the public market, by our principal shareholders or otherwise, or the perception that these sales may occur, could materially adversely affect the market price of our common stock and impair our ability to raise funds in additional stock offerings.

The existence of outstanding options could discourage potential acquisitions of our business by third parties and could impact the price of our shares.

     In May 2000 our shareholders approved a stock purchase agreement between us and affiliates of Mr. Cordingley. Under the terms of the stock purchase agreement, Mr. Cordingley and his affiliates have an option to purchase from us up to $5 million worth of additional shares of common stock through May 19, 2003. Mr. Cordingley and his affiliates must pay the "fair market value" of the shares, as defined in the stock purchase agreement. In addition, there currently are options outstanding to directors and employees for 296,236 shares.

     The existence of these options could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of Fidelity, even on terms that a shareholder might consider favorable. This in turn could harm the market price of our common stock or prevent our shareholders from realizing a premium over the market price for their shares of common stock. Because our common stock has no pre-emptive rights, this would also dilute your ownership position.

                    Risk Factors Related to Fidelity Federal

We compete with many larger financial institutions that have far greater financial resources than we have.

     We encounter strong competition from other financial institutions operating in our market and elsewhere. We compete with other competitors which are larger than us and have greater financial and personnel resources than we have. Because of this competition, we may have to pay higher rates of interest to attract deposits. In addition, because of our smaller size, the amount we can loan to one borrower is less than that for most of our competitors. This may impact our ability to seek relationships with larger businesses in our market area. Trends toward the consolidation of the banking industry and the lifting of interstate banking and branching restrictions may make it more difficult for us to compete effectively with large national and super-regional banking institutions.

We must achieve sufficient earnings in order to realize our $7.6 million deferred income tax receivable.

     We currently have a deferred income tax receivable of approximately $7.6 million. In order to be able to utilize this asset within the federal and state carryforward periods, we must execute our current business plan and achieve sufficient annual earnings. If we are unable to achieve a sufficient level of net income, we may need to establish a valuation allowance for this deferred tax asset. This allowance would be the estimate of future expirations of existing federal and state tax carryforwards. Such an allowance would reduce the receivable and increase our expenses, thus reducing our earnings.

Our accomplishments are largely dependent upon the skill and experience of our senior management team.

     The success of our business will depend upon the services of our senior management team. Our business may suffer if we lose the services of any of these individuals, including Bruce A. Cordingley and Donald R. Neel. We have entered into a three year contract employment agreement with Mr. Neel, which expires on May 19, 2003, subject to renewal. Mr. Cordingley's role with Fidelity is not full time. He receives board fees, but he has no employment agreement with us, does not receive a salary and has substantial business interests other than Fidelity. Our future success also depends on our ability to identify, attract and retain qualified senior officers and other employees in our identified market.

United Fidelity Bank's consumer loan concentration increases the risk of defaults by our borrowers, which may result in increased expenses and the need for additional capital.

     United Fidelity Bank makes various types of loans. Currently, approximately 30% of our assets are comprised of consumer loans. These types of loans are more risky than residential mortgage lending because of the impact on these types of loans of unemployment rates and the general economy. For example, delinquencies are typically low on these types of loans when unemployment rates are low, and increase when unemployment rates increase. Because of this, the OTS may require United Fidelity Bank to maintain a higher level of capital than a similarly sized institution with a smaller exposure to this type of loan.

We may need additional funds for debt service, which could result in dilution of your ownership position or result in additional interest expense.

     We may need additional funds for servicing our debt, which could result in dilution of your ownership position or result in additional interest expense, because United Fidelity Bank is restricted from paying dividends without prior approval of the OTS. As of September 30, 2001 we had $61,000 in available cash for debt service and other needs. Debt service for the remainder of calendar year 2001, net of subordinated debt interest payments due to us from United Fidelity Bank, is expected to be approximately $214,000, and debt service for calendar year 2002, net of subordinate debt interest payments due to us from United Fidelity Bank is expected to be approximately $3.1 million.

                Special Note Regarding Forward-Looking Statements

     Some of the information in this prospectus, including the risk factors listed above, contains or incorporates by reference certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, about our financial condition, results of operations and business that are based on our current and future expectations. You can find many of these statements by looking for words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of such terms and other comparable terminology. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties, including those discussed under "Risk Factors"and elsewhere in this prospectus that could cause actual results to differ materially from those contemplated in such forward-looking statements.

     We believe it is important to communicate our expectations to our investors. However, you are cautioned that no forward-looking statement is a guarantee of future performance and you should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. There may be events in the future that we are not able to predict accurately or over which we have no control. These statements are representative only on the date hereof.

     The risk factors listed above, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

 We Are Subject to a Supervisory Agreement with the Office of Thrift Supervision

     United Fidelity Bank entered into a supervisory agreement with the OTS on February 3, 1999. The supervisory agreement currently requires United Fidelity Bank to:

     o reduce its level of classified assets and letters of credit to core capital and allowance for loan and lease losses to 50% or less;

     o    refrain from making any commercial loans without OTS approval;

     o    refrain from engaging in any "sub prime" lending activity;

     o not increase the size of the consumer loan portfolio in excess of 30% of United Fidelity's assets;

     o    refrain from paying dividends without OTS approval;

     o    adopt a strategic plan including:

          oo   capital targets, which United Fidelity set at 8.1% for tangible, leverage and core capital ratios and 13.75% for total risk-based capital,
          oo   establishment of concentration limits for all assets, and
          oo   development of a plan to reduce its concentration of high risk assets;

     o refrain from making additional investments in equity securities or real estate for development without OTS approval;

     o    develop a plan to divest real estate held for development;

     o develop a plan to reduce employee turnover and obtain OTS approval before hiring any additional or replacing any directors or senior executive officers;

     o develop a conflicts of interests policy and refrain from engaging in any transaction with or distribution of funds to Fidelity or its subsidiaries or selling any assets to an affiliate without OTS approval;

     o develop a plan to increase liquidity and manage liquidity and cash flow;

     o refrain from increasing the level of executive compensation in excess of the greater of $5,000 or the annual cost of living;

     o not increase its assets in excess of net interest credited on its deposit liabilities without OTS approval;

     o not engage in new activities not included in its strategic plan without OTS approval;

     o maintain a fully-staffed and functioning internal audit department and internal loan review process;

     o adopt a policy to administer the general partnerships held by the subsidiaries of United Fidelity; and

     o    adopt a policy to administer its mortgage brokerage activities.

     United Fidelity believes that it currently is in substantial compliance with all provisions of the supervisory agreement, except for the targeted capital levels set forth in United Fidelity's strategic plan. These target capital levels were established for the period ending December 31, 2001 and United Fidelity anticipates that it will be in compliance with this requirement at that time.

                                 Use of Proceeds

     Our net proceeds from the rights offering will depend upon the principal amount of the notes and the number of the warrants that are purchased. If we sell all of the notes and warrants which may be purchased upon exercise of the rights offered by this prospectus, then we will receive proceeds of $1,750,000, before deducting expenses payable by us, estimated to be approximately $______. Since our directors, executive officers and their affiliates, who currently own approximately ____% of our outstanding shares of common stock, without giving effect to the shares that may be issued upon the exercise of outstanding warrants and stock options, have agreed to exercise ____ of their basic and over-subscription subscription privileges, we expect to issue at least $_______ principal amount of the notes and _______ warrants representing the right to purchase _____ shares of our common stock and to receive proceeds of at least approximately $_______ from the rights offering, before deducting expenses.

     We expect to use the proceeds to:

     o repay approximately $___ on one of our lines of credit which we drew upon in connection with the refinancing of certain letters of credit and the retirement of $1.0 million face value of Fidelity's 10% subordinated debentures;
     o refinance certain remaining letters of credit which we issued in connection with the financing of affordable housing developments; and
     o redeem at maturity, $1.5 million of our 9.25% junior subordinated notes which come due on January 31, 2002.

     The interest rate on the line of credit which will be repaid is 7.0%. This line of credit matures on September 30, 2002. None of the proceeds are expected to be used to increase the capital of United Fidelity Bank.

     Although we expect to use the net proceeds in the manner discussed above, we reserve the right to use the net proceeds in any manner which we consider appropriate.


                      We Do Not Anticipate Paying Dividends

     We have not paid any cash dividends on our common stock since July 6, 1998 and do not anticipate paying cash dividends in the foreseeable future, since we are dependent upon United Fidelity Bank for funds for dividends and, under the terms of the supervisory agreement, United Fidelity cannot pay a dividend to us without approval of the OTS. For the foreseeable future, we anticipate that United Fidelity Bank will retain any earnings which it generates or, subject to OTS approval, pay a portion of these earnings to us in order for us to service our existing debt. The declaration and payment in the future of any cash dividends will be at the discretion of our board of directors and will depend upon the receipt of dividends from United Fidelity Bank, earnings, capital requirements and financial position of Fidelity, general economic conditions and other pertinent factors.

                           Price Range of Common Stock

     Our common stock is traded on the Nasdaq SmallCap Market under the symbol "FFED". The following table sets forth the reported high and low bid prices of our common stock for the periods indicated:


                1999           High            Low
                ----        ----------     ----------

First Quarter               $  4           $   2  1/2
Second Quarter                 3  7/8          2  3/4
Third Quarter                  3  1/16         2  5/8
Fourth Quarter                 2  7/8          1  1/4

                2000
                ----
First Quarter               $  3  5/16     $   1  1/4
Second Quarter                 2  7/8          1  3/4
Third Quarter                  2  5/8          2
Fourth Quarter                 2  1/8          1  1/4

                2001
                ----
First Quarter               $  1.81        $   1.31
Second Quarter                 1.75            1.50
Third Quarter                  3.70            1.75
Fourth Quarter (through
______, 2001)                  ____            ____


     The closing bid price of our common stock was $________ on _____________, 2001. We urge you to obtain a current stock quote for our common stock.

                                 Capitalization

     The following table shows our capitalization as of September 30, 2001. The table also shows our capitalization as adjusted for the completion of the rights offering and assuming that all subscription rights are exercised.

                                                                      September 30, 2001
                                                              -----------------------------------
                                                                  Actual            As Adjusted
                                                              ---------------     ---------------
                                                                    (dollars in thousands)
                                                                          (unaudited)
Borrowings
Notes payable, secured by specified
multifamily mortgages                                                   2,477               2,477
Note Payable, secured by United stock                                   1,500               1,500
Junior subordinated notes, unsecured                                    1,618               3,118
Senior subordinated notes, unsecured                                    6,000               6,000
Line of credit                                                          1,325               1,325
Federal Home Loan Bank advances
and other borrowings                                                   12,653              12,653
                                                              ---------------     ---------------
Total Borrowings                                                       25,573              27,073

Shareholders' Equity
Common Stock                                                            5,607               5,607
Stock Warrants                                                             11                 261
Additional paid-in capital                                             14,184              14,184
Retained earnings                                                     (8,834)             (8,834)
Accumulated other comprehensive loss                                     (23)                (23)
                                                              ---------------     ---------------
                           Total shareholders' equity                  10,945              11,195
                                                              ---------------     ---------------

                                    Total capitalization      $        36,518     $        38,268
                                                              ===============     ===============

                               The Rights Offering

     Before exercising any subscription rights, you should read carefully the information set forth under "Risk Factors."

What is a Subscription Right?

     We are distributing non-transferable subscription rights to shareholders who owned shares of our common stock on ______________, 2001, the record date, at no cost to the shareholders. We will give you one basic subscription right, rounded down to the nearest whole number, for every ____ shares of common stock that you owned on the record date.

What is the Basic Subscription Right?

     Each subscription right will entitle you, for $1,000, to purchase $1,000 principal amount of the notes. If you do not have a sufficient number of shares to entitle you to otherwise receive a basic subscription right, you will still receive a basic subscription right to purchase a note in the principal amount of $1,000. You are not required to exercise any or all of your rights unless you wish to purchase notes under your basic over-subscription privilege described below, in which case you must exercise all of your basic subscription rights.

What is the Basic Over-Subscription Privilege?

     Subject to the limitations described below, each basic subscription right also grants you a basic over-subscription privilege to purchase additional notes that are not purchased by other shareholders. You are entitled to exercise your basic over-subscription privilege only if you exercise your basic subscription right in full. If you wish to exercise your basic over-subscription privilege, you should indicate the principal amount of the notes that you would like to purchase in the space provided on your shareholder rights agreement.

     You may not be able to purchase any additional principal amount of the notes as you requested on your shareholder rights agreement if the principal amount of the notes available for sale pursuant to the exercise of all basic over-subscription privileges is not sufficient to satisfy in full all over-subscription privileges. If this occurs, we will reallocate the amount of additional notes that you will be entitled to purchase if you exercise your basic over-subscription privilege on a pro rata basis with other shareholders exercising their basic over-subscription privileges. In this situation, your basic over-subscription privilege will entitle you to purchase a principal amount of the notes equal to the product of:

     o the number of shares of our common stock owned by you on the close of business on _________, 2001, divided by the total number of shares of our common stock owned by all shareholders exercising their basic over-subscription privileges on the close of business on _____________, 2001; and

     o the principal amount of notes available for sale pursuant to the exercise of all basic over-subscription privileges.

     If this results in a principal amount of notes greater than you requested, you will receive only the principal amount of notes that you requested, and the excess will be reallocated one or more times among those shareholders whose basic over-subscription privileges are not fully satisfied on the same principle, until all available notes have been allocated or all exercises of basic over-subscription privileges are satisfied.

What is the Warrant Subscription Right?

     Each warrant subscription right entitles you to purchase one warrant for $0.50. You will receive 333 1/3 warrant subscription rights, rounded down to the nearest whole number, for each $1,000 principal amount of notes you purchase in the rights offering.

What Is the Warrant Over-subscription Privilege?

     Subject to the limitations described below, each warrant subscription right also grants you a warrant over-subscription privilege to purchase additional warrants at $0.50 per warrant that are not purchased by other shareholders. You are entitled to exercise your warrant over-subscription privilege only if you exercise your warrant subscription rights in full. If you wish to exercise your warrant over-subscription privilege, you should indicate the number of warrants that you would like to purchase in the space provided on your shareholder rights agreement.

     You may not be able to purchase any additional warrants if the number of warrants available for sale pursuant to the exercise of all warrant over-subscription privileges is not sufficient to satisfy in full all warrant over-subscription privileges. If this occurs, we will reallocate the amount of additional warrants that you will be entitled to purchase if you exercise your warrant over-subscription privilege on a pro rata basis with other shareholders exercising their warrant over-subscription privileges. In this situation, your warrant over-subscription privilege will entitle you to purchase an amount of warrants equal to the product, rounded down to the nearest whole number, of:

     o the principal amount of notes you purchase in the rights offering, divided by the total principal amount of notes purchased by all shareholders in the rights offering who are exercising their warrant over-subscription privileges; and

     o the number of warrants available for sale pursuant to the exercise of all warrant over-subscription privileges.

     If this results in a number of warrants greater than you requested, you will receive only that amount of warrants that you requested, and the excess will be reallocated one or more times among those shareholders whose subscriptions are not fully satisfied on the same principle, until all available warrants have been allocated or all exercises of warrant over-subscription privileges are satisfied.

How Do I Exercise My Subscription Rights?

     You may exercise your subscription rights by delivering to us on or prior to _________, 2001:

     o    A properly completed and duly executed shareholder rights agreement;
     o    Any required signature guarantees; and
     o Payment in full for the notes and warrants subscribed for by exercising your basic subscription right and warrant subscription right and, if desired, your over-subscription privileges.

     You should deliver your shareholder rights agreement and payment to us at the address shown on page ___. We will not pay you interest on funds delivered to us pursuant to the exercise of rights.

How Do I Exercise My Over-Subscription Privileges?

     When you send in your shareholder rights agreement, you must also send the full purchase price for the principal amount of notes and the number of warrants that you have requested to purchase, in addition to the payment due for the principal amount of notes and the number of warrants requested through your over-subscription privileges. If the principal amount of additional notes and the number of warrants you are eligible to purchase exceeds the principal amount of notes and the number of warrants you requested, you will receive only the principal amount of notes and the number of warrants that you requested, and the remaining principal amount of notes and warrants will be divided among other shareholders exercising their over-subscription privileges.

     To determine if you have fully exercised your basic subscription right and warrant subscription right, we will consider only the rights held by you in the same capacity. For example, suppose you were granted rights for shares of Fidelity common stock you own individually and for shares of Fidelity common stock you own jointly with your spouse. You only need to fully exercise your basic subscription right and warrant subscription right with respect to your individually owned rights in order to exercise your over-subscription privilege with respect to your individually owned rights. You do not have to subscribe for any notes or warrants under the rights owned jointly with your spouse to exercise your individual over-subscription privileges.

     When you complete the portion of the shareholder rights agreement to exercise the over-subscription privilege, you will be representing and certifying that you have fully exercised your basic subscription rights and warrant subscription rights received in respect of shares of Fidelity common stock you hold in that capacity. You must exercise your over-subscription privilege at the same time you exercise your basic subscription right and warrant subscription right in full.

     If you own your shares of Fidelity common stock through your broker, dealer or other nominee holder who will exercise your over-subscription privileges on your behalf, the nominee holder will be required to certify to us:

     o the number of shares held on _____________, 2001, the record date, on your behalf;

     o the number of rights you exercised under your basic subscription right and warrant subscription rights;

     o that your entire basic subscription right and warrant subscription right, as applicable, held in the same capacity has been exercised in full; and

     o the principal amount of notes or number of warrants you subscribed for pursuant to the over-subscription privilege.

     Your nominee holder must also disclose to us certain other information received from you.

     If you exercised your over-subscription privilege and are allocated less than all of the principal amount of notes or number of warrants for which you wished to subscribe, the excess funds you paid for notes or warrants that are not allocated to you will be returned in full by mail, without interest or deduction, as soon as practicable after the expiration date of the rights.

How Do I Exercise My Rights if I Am a Beneficial Owner but not a Record Holder?

     If you are a beneficial owner of shares of Fidelity common stock that you hold through a nominee holder, we will ask your broker, dealer or other nominee to notify you of this rights offering. If you wish to exercise your rights, you will need to have your broker, dealer or other nominee act for you. To indicate your decision with respect to your rights, you should complete and return to your broker, dealer or other nominee the form entitled "Beneficial Owner Election Form." You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials.

How Long Do I Have to Exercise My Rights?

     The rights will expire at 5:00 p.m., Central time, on ____________, 2001. If you do not exercise your subscription rights prior to that time, your basic subscription rights and warrant subscription rights will expire and will no longer be exercisable. We will not be required to issue notes and warrants to you if we receive your shareholder rights agreement or your payment after that time, regardless of when you sent the shareholder rights agreement and payment.

You May Not Revoke the Exercise of a Subscription Right.

     After you have exercised your basic subscription right, warrant subscription right, or over subscription privilege, you may not revoke that exercise. You should not exercise your subscription rights and over-subscription privilege unless you are certain that you wish to purchase the notes and warrants.

When Do I Need to Obtain a Signature Guarantee?

     Signatures on the shareholder rights agreement do not need to be guaranteed if either the shareholder rights agreement provides that the notes and warrants to be purchased are to be delivered directly to the record owner of such subscription rights, or the shareholder rights agreement is submitted for the account of a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States. If a signature guarantee is required, signatures on the shareholder rights agreement must be guaranteed by a commercial bank, broker, dealer, credit union, national securities exchange or savings association.

Are the Subscription Rights and Over-Subscription Privileges Transferable?

     The basic subscription rights, warrant subscription rights, and over-subscription privileges are non-transferable and non-assignable. Only you may exercise these subscription rights and over-subscription privileges.

How Can I Pay for the Notes and Warrants I Purchase?

     Payment for the notes and warrants must be made in United States dollars. We will consider payment to have been received only upon:

     o actual receipt of any certified check or cashier's check drawn upon a U.S. bank or of any postal, telegraphic or express money order payable to the order of Fidelity

          Federal Bancorp;
     o    actual receipt of any funds transferred by wire transfer; or
     o actual receipt of any funds through an alternative payment method which we may approve.

     Payment for notes and warrants also may be effected through wire transfer as follows:

                  Wire to:          Federal Home Loan Bank of Indianapolis
                  ABA#:             074 001 019
                  Further Credit:   United Fidelity Bank, fsb
                  Account #:        8166-9994
                  Further Credit:   Fidelity Federal Bancorp - Rights Offering
                  Account #:        0-01-45004609

What if There Are Ambiguities in the Exercise of Subscription Rights?

     If you do not specify the number of subscription rights and over-subscription privileges being exercised on your shareholder rights agreement, or if your payment is not sufficient to pay the total purchase price for all of the notes and warrants that you indicated you wished to purchase, you will be deemed to have exercised the maximum number of subscription rights and over-subscription privileges that could be exercised for the amount of the payment that we receive from you. If your payment exceeds the total purchase price for all of the subscription rights shown on your shareholder rights agreement, your payment will be applied, until depleted, to subscribe for notes and warrants in the following order:

     (1) to subscribe for the principal amount of notes and the number of warrants, if any, that you indicated on the shareholder rights agreement that you wished to purchase through your basic subscription right and warrant subscription right, until your basic subscription right and warrant subscription right have been fully exercised;

     (2) to subscribe for additional principal amount of notes pursuant to the basic over-subscription privilege, subject to any applicable limitation; and

     (3) to subscribe for additional warrants pursuant to the warrant over-subscription privilege, subject to limitation.

Any excess payment remaining after the foregoing allocation will be returned to you as soon as practicable by mail, without interest or deduction.

Our Decision Is Binding on You.

     All questions concerning the timeliness, validity, form and eligibility of any exercise of subscription rights and over-subscription privileges will be determined by us, and our determinations will be final and binding. In our sole discretion, we may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any subscription right and over-subscription privilege by reason of any defect or irregularity in such exercise. Subscription rights and over-subscription privileges will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We will be under no duty to notify you of any defect or irregularity in connection with the submission of a shareholder rights agreement or incur any liability for failure to give such notification.

Notice to Nominee Holders.

     If you are a broker, a trustee or a depositary for securities who holds shares of Fidelity common stock for the account of others as a nominee holder, you should notify the respective beneficial owners of such shares of the issuance of the rights as soon as possible to find out such beneficial owners' intentions. You should obtain instructions from the beneficial owner with respect to the rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate shareholder rights agreements and, in the case of the over-subscription privilege, the related nominee holder certification, and submit them to us with the proper payment. A nominee holder that holds shares for the account(s) of more than one beneficial owner may exercise the number of rights to which all such beneficial owners in the aggregate otherwise would have been entitled if they had been direct record holders of Fidelity common stock on the record date, so long as the nominee submits the appropriate shareholder rights agreements and certifications and proper payment to the subscription agent.

We Are Making No Recommendation to Rights Holders.

     Neither Fidelity nor its board of directors is making any recommendations to you as to whether or not you should exercise your subscription rights or over-subscription privileges. You should make your decision based on your own assessment of your best interests after reading this prospectus.

Fidelity Has Reserved the Right to Withdraw or Cancel the Rights Offering.

     Our board of directors may withdraw the rights offering in its sole discretion at any time prior to or on ___________, 2001. We don't expect to withdraw the rights offering. We reserved the right to do so in the event we later determine that facts of which we are currently unaware or future events would cause us to believe that the rights offering is not in the best interests of Fidelity. These reasons may include the institution or threat of litigation against us with respect to the rights offering. We currently are not aware of any facts or circumstances which would cause us to withdraw the rights offering.

     If we cancel the rights offering, any money received from shareholders will be refunded promptly, without interest. Because we will have immediate use of funds received in the rights offering, if we withdraw the rights offering there is no guarantee that we will have funds available to return to shareholders who have submitted payment for shares. In the event that we would have no funds available to return to shareholders, we expect to draw upon an existing line of credit to obtain the funds for this purpose.

How Much Will Directors and Management Purchase?

     Mr. Cordingley and his affiliates, and the other directors of Fidelity and their respective affiliates, who currently own of record approximately ____% and ____%, respectively, and beneficially own approximately ____% and ____%, respectively, of our outstanding shares of common stock, have agreed to exercise their basic subscription rights, warrant subscription rights, and over-subscription privileges in the amount of at least $_______ principal amount of the notes and _____ warrants representing the right to purchase _____ shares of our common stock. As a result, we expect that at least $________ principal amount of the notes offered and _____ of the _______ warrants offered in this rights offering will be subscribed for and sold.

Regulatory Limitation.

     We will not be required to issue you notes or warrants pursuant to the rights offering if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such notes or warrants if, at the time the subscription rights expire, you have not obtained such clearance or approval.

State and Foreign Securities Laws.

     The rights offering is not being made in any state or other jurisdiction in which it is unlawful to do so, nor are we selling or accepting any offers to purchase any notes or warrants to you if you are a resident of any such state or other jurisdiction. We may delay the commencement of the rights offering in certain states or other jurisdictions in order to comply with the securities law requirements of such states or other jurisdictions. In certain circumstances, in order to comply with applicable state securities laws, we may not be able to honor all over-subscription privileges even if we have notes and warrants available. It is not anticipated that there will be any changes in the terms of the rights offering. In our sole discretion, we may decline to make modifications to the terms of the rights offering requested by certain states or other jurisdictions, in which case shareholders who live in those states or jurisdictions will not be eligible to participate in the rights offering.

Fees and Expenses.

     You are responsible for paying any commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights. We will not pay such expenses.

If You Have Questions.

     If you have questions or need assistance concerning the procedure for exercising subscription rights or if you would like additional copies of this prospectus, the instructions, or forms for use in connection with the rights offering, you should contact Deb Fritz, Assistant Vice President, Shareholder Relations, of Fidelity, at:

                  Fidelity Federal Bancorp
                  18 NW Fourth Street, PO Box 1347
                  Evansville, Indiana 47706-1347
                  Telephone:        (812) 424-0921, extension 2226
                                    (800) 280-8280, extension 2226

     Important: Please carefully read the instructions accompanying the shareholder rights agreement and follow those instructions in detail. You are responsible for choosing the payment and delivery method for your shareholder rights agreement, and you bear the risks associated with such delivery. If you choose to deliver your shareholder rights agreement and payment by mail, we recommend that you use registered mail, properly insured, with return receipt requested. We also recommend that you allow a sufficient number of days to ensure delivery to us prior to ____________, 2001.

                   Material Federal Income Tax Considerations

     The following discussion is the opinion of our tax counsel, Krieg DeVault LLP, as to the application of existing material federal income tax law to the facts as presented in this prospectus relating to the rights offering. Krieg DeVault's opinion is based on the Internal Revenue Code of 1986, as amended, the Treasury regulations thereunder, judicial authority and administrative rulings and practice, all of which are subject to change at any time, possibly with retroactive effect. Moreover, there can be no assurance that this opinion will not be challenged by the Internal Revenue Service or that a court considering the issues will not hold contrary to such opinion.

     This discussion may not address federal income tax consequences applicable to shareholders subject to special treatment under federal income tax law, such as financial institutions, broker-dealers, life insurance companies or traders in securities that elect to mark to market. Also, this discussion does not address applicable tax consequences if you hold Fidelity common stock as part of a hedging, straddle, constructive sale, conversion or other risk reduction transaction. This summary assumes that investors will hold their notes and warrants as "capital assets" (generally property held for investment) under the Internal Revenue Code of 1986. In addition, this discussion does not address the tax consequences of the rights offering under applicable state, local or foreign tax laws.

     You should consult your tax advisor to determine the tax consequences to you of the rights offering in light of your particular circumstances, including any state, local and foreign tax consequences.

     Upon the exercise of a warrant, a holder will not recognize gain or loss and will have a tax basis in the common stock received equal to the tax basis of the warrant plus the exercise price. The holding period for the common stock will begin on the day after the date of exercise.

     A holder will recognize capital gain or loss upon the sale, exchange or other disposition of a note, warrant or share of common stock, equal to the difference between the amount realized from such sale and the holder's tax basis in the security that was sold. Such gain or loss will be long-term if the security disposed of has been held for more than one year. In the event that a warrant lapses unexercised, a holder will recognize a capital loss in an amount equal to his tax basis in the warrant. Such loss will be long-term if the warrant has been held for more than one year.

                            Description of the Notes

Principal, Interest Rate and Maturity

     The notes will mature on ______________, 2008. The aggregate principal amount of the notes is $1,500,000. However, we may issue additional notes from time to time, without the consent of the holders of the notes.

     Interest on the notes will:

     o    accrue at the rate of 9.00% per year;

     o be payable semiannually, in arrears, on each May 1 and November 1, with the initial interest payment payable on May 1, 2002; and

     o be payable to the person in whose name the notes are registered at the close of business on April 15 and October 15 preceding the applicable interest payment date, which we refer to as "regular record dates."

Optional Redemption

     We may redeem the notes, in whole or in part, at our option at any time upon not less than 15 and not more than 30 days' notice, on any date after ______________ and prior to maturity. The redemption price will be equal to the principal amount of the note plus accrued and unpaid interest. If we redeem the notes, in whole or in part, between ________________ and ________________, we also will pay a redemption premium equal to 1% of the principal amount of the notes that have been redeemed.

     If we redeem the notes in part, we will select the notes for redemption on a pro rata basis, by lot or by such other method as we in our sole discretion deem fair and appropriate. We will only redeem the notes in multiples of $1,000 in original principal amount. A note in principal amount equal to the unredeemed portion of the original note will be issued upon the cancellation of the original note.

Ranking of the  Notes

     The notes rank pari passu with each other and with Fidelity Federal's 9.25% Junior subordinated notes due January 2002 and the 12% junior subordinated notes due April 2004, which means they rank proportionately, similarly and at an equal level. In addition, the notes are unsecured obligations of Fidelity and fully subordinated to all other indebtedness of Fidelity, including any future issues of subordinated notes or debentures of Fidelity but not to common stock or preferred stock of Fidelity.

     We presently have the following unsecured debt as of September 30, 2001:


Junior subordinated notes, 12%, interest paid semi-               $124,000
annually, due April 2004, unsecured

Junior subordinated notes, 9.25%, interest paid                   1,494,000
semi-annually, due January 2002, unsecured

Senior subordinated notes, 10.00%, interest paid                  6,000,000
semi-annually, due January 2005, unsecured

Total unsecured debt                                              $7,618,000
                                                                  ==========

     The notes are not directly subordinated to indebtedness of United Fidelity Bank or its subsidiaries. However, there are no contractual limitations on the amount of indebtedness which may be incurred by United Fidelity Bank or its subsidiaries which could impact the ability of United Fidelity Bank to pay dividends to us, from which we would make payments on the notes.

Sinking Fund

     We are not obligated to make mandatory redemption or sinking fund payments with respect to the notes.

Payment

     We will pay interest on the notes to the persons in whose names the notes are registered at the close of business on the regular record date for each interest payment. However, we will pay the interest payable on the notes at their stated maturity to the persons to whom we pay the principal amount of the notes. The initial payment of interest on the notes will be payable on May 1, 2002.

     We will pay principal, premium, if any, and interest on the notes at the offices of Fidelity or at any other office maintained by us for such purposes. We may pay interest by cash or by check mailed to the address of the person entitled to the payment as it appears in the security register.

Non-Payment

     If we fail to pay the interest on, or principal of the notes when due, and which failure continues for thirty days, the principal and interest of the notes may be declared due and payable by the holder and payment may be enforced in accordance with Indiana law.

Waiver

     No holder of any note and no director, officer, employee, agent, manager, partner or other interest holder of Fidelity shall have any liability for any obligation of Fidelity under the notes or for any claim based on, in respect of or by reason of such obligations. Each holder, by accepting a note, waives and releases all such liability. Such waiver and release shall be part of the consideration for the issuance of the notes. Notwithstanding the foregoing, this shall not be construed as a waiver or release of any claim under the federal securities laws.

Payment for Warrant Exercise

     The holders of the notes will be able to surrender the notes at the principal amount of their notes surrendered, plus accrued interest, in payment of the exercise price of any of their warrants issued in connection with this rights offering.

Form, Exchange and Transfer of the Notes

     We will issue the notes in registered form, without coupons. We will only issue the notes in denominations of integral multiples of $1,000.

     Holders may present the notes for exchange or for registration of transfer at our principal executive offices or at any other office or agency maintained by Fidelity for such purpose. We will exchange or transfer the notes if the notes are duly endorsed by, or accompanied by a written instrument of transfer in a form satisfactory to us. We will not charge a service charge for any exchange or registration of transfer of the notes. However, we may require payment of a sum sufficient to cover any tax or other governmental charge payable for the registration of transfer or exchange.

Title

     We may treat the person in whose name a note is registered on the applicable record date as the owner of the note for all purposes, whether or not it is overdue.

                           Description of the Warrants

     We are issuing up to an aggregate of 500,000 warrants, each of which represents the right to subscribe to purchase one share of our common stock, subject to adjustment. The warrant purchase price is $0.50. Warrants may be exercised on or before _______________, by paying the exercise price of $3.00 per share, subject to adjustment, less the warrant purchase price of $0.50. If the warrants are adjusted, as discussed below, no fractional shares will be issued. The number of shares of common stock which may be purchased upon exercise of the warrants, and the exercise price for such shares, will be adjusted to reflect the effect of any issuance of our common stock:

     o    to Fidelity's shareholders as a stock dividend or distribution, or
     o as a result of a combination, subdivision or certain reclassifications of our common stock.

     As a result, the number of shares which may be purchased upon exercise of the warrants may be more or less than one (and will be rounded down to the nearest whole number, but in no event less than one) and the exercise price may be higher or lower than $2.50. The $2.50 was calculated by subtracting the $0.50 warrant purchase price from the $3.00 warrant exercise price.

     Individuals exercising warrants may pay all or a part of the exercise price of any of their warrants by surrendering the notes purchased in the rights offering. The notes will be valued for this purpose at the principal amount of the notes surrendered, plus accrued interest.

                          Description of Capital Stock

     The following is a summary of the terms of our capital stock and highlights some of the provisions of our amended and restated articles of incorporation and by-laws. Since we are only providing a general summary of certain terms of our amended and restated articles of incorporation and by-laws, you should only rely on the actual provisions of the amended and restated articles of incorporation or the by-laws. If you would like to read the articles of incorporation or by-laws, they are on file with the Securities and Exchange Commission.

Authorized and Outstanding Capital Stock

     Our authorized capital stock consists of 15,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock. As of __________, 2001, there were __________ shares of common stock outstanding and approximately __________ beneficial holders of common stock of record. All outstanding shares of common stock are fully paid and non-assessable. We have two issues of outstanding warrants to purchase 18,282 and 9,471 shares of our common stock at a price of $6.22 and $8.93 per share, respectively. The warrants expire on April 30, 2004 and January 31, 2005, respectively. The warrants may be exercised in whole or in part at any time prior to expiration.

Fidelity has reserved 27,753 shares of common stock for the possible exercise of these warrants. None of the warrants have been exercised as of __________, 2001. As of _____________, 2001, we also had outstanding, under our stock option plans, options to purchase 296,236 shares of our common stock. We have reserved 469,872 shares of common stock for the possible exercise of options under these option plans.

Common Stock

     The holders of common stock are entitled to dividends in such amounts and at such times as may be declared by the board of directors out of funds legally available therefor. Holders of common stock are entitled to one vote per share for the election of directors and other corporate matters. Such holders are not entitled to vote cumulatively for the election of directors. In the event of liquidation, dissolution or winding up of Fidelity, holders of common stock would be entitled to share ratably in all of our assets available for distribution to the holders of common stock. The common stock carries no preemptive rights.

Preferred Stock

     Our board of directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series, shares of preferred stock with such dividend, redemption, conversion and exchange provisions as are provided in the particular series. The issuance of preferred stock could have the effect of delaying or preventing a change in control of Fidelity. Your rights as a holder of our common stock may be affected by any preferred stock that we may issue. Our board of directors has no present plans to issue any preferred stock.

Transfer Agent

     We act as our own transfer agent for our common stock.


                              Plan of Distribution

     On or about _______________, 2001, we will distribute the subscription rights, shareholder rights agreements and copies of this prospectus to individuals who owned shares of common stock on ___________, 2001. We have not employed any brokers, dealers or underwriters in connection with the rights offering and will not pay any underwriting commissions, fees or discounts in connection with the rights offering. Certain of our directors or officers may assist in the rights offering. These individuals will not receive any commissions or compensation other than their normal directors' fees or employment compensation and will not register with the Securities and Exchange Commission as brokers in reliance on certain safe harbor provisions contained in Rule 3a4-1 under the Securities Exchange Act of 1934.

     If you wish to exercise your subscription rights and purchase the notes and the warrants, you should complete the shareholder rights agreement and return it with payment for the notes and the warrants, to us, at the address below. If you have any questions, you should contact Deb Fritz, Assistant Vice President, Shareholder Relations, of Fidelity at:

                  Fidelity Federal Bancorp
                  18 NW Fourth Street, PO Box 1347
                  Evansville, Indiana 47706-1347
                  Telephone:        (812) 424-0921, extension 2226
                                    (800) 280-8280, extension 2226

                                  Legal Matters

     The validity of the notes, the warrants and the shares of common stock offered by this prospectus and the tax matters discussed under "Material Federal Income Tax Considerations" has been passed upon for us by Krieg DeVault LLP, Indianapolis, Indiana.

                                     Experts

     BKD LLP (formerly known as Olive LLP), independent auditors, have audited our financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference into this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on the report of BKD LLP (formerly known as Olive LLP), given on their authority as experts in accounting and auditing.

                       Where You Can Find More Information

     We file reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information regarding the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC's Internet site located at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" into this prospectus information we file with the SEC. This means we can disclose important information to you by referring you to the documents containing such information. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus or information we file subsequently that is incorporated by reference into this prospectus. We are incorporating by reference into this prospectus the following documents that we have filed with the SEC, and our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the rights offering is completed:

     o our annual report on Form 10-K for the fiscal year ended December 31, 2000;
     o our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2001;
     o our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2001;
     o our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2001; and
     o our definitive proxy statement filed March 29, 2001 in connection with our 2001 annual shareholder meeting.

Our SEC file number is 0-22880.

     This prospectus is part of a registration statement on Form S-3 we have filed with the SEC relating to the securities that we are offering under this prospectus. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You should read the registration statement and the exhibits and schedules for more information about us and the notes and the warrants. The registration statement, exhibits and schedules are also available at the SEC's Public Reference Room or through its Internet site.

     This document incorporates by reference important business, financial and other information about us that is not included in or delivered with this document. Documents incorporated by reference and any other copies of our filings with the SEC are available from us upon written or oral request and without charge to each person, including any beneficial owner, to whom a prospectus is delivered, excluding all exhibits unless specifically incorporated by reference as exhibits in this document.

     Written and telephone requests for any of these documents should be directed to us as indicated below:

                            Fidelity Federal Bancorp
                               18 NW Fourth Street
                                  P.O. Box 1347
                         Evansville, Indiana 47706-1347
                      Attn.: Mark A. Isaac, Vice President
                            Telephone: (812) 424-0921

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.
--------  -------------------------------------------

     The following are actual or estimated expenses incurred or to be incurred by the Company in connection with this offering:


                           Fees                            Amount (in $)
                           ----                            ------

Filing Fee                                                  750.00
Printing Expenses                                            2,000*
Legal Fees, Blue Sky Fees and Expenses                      30,000*
Accounting Fees and Expenses                                 3,000*
Miscellaneous Expenses                                         500*
                                                            ------
                          Total                             36,250*
                                                            ======

*Estimated.

Item 15.  Indemnification of Directors and Officers.
-------   -----------------------------------------

     Chapter 23-1-37 of the Indiana Business Corporation Law gives corporations the power to indemnify officers and directors under certain circumstances.

     The Company's Articles of Incorporation provide that the Company will indemnify any person who is or was a director or officer of the Company or of any other corporation for which such director or officer is or was serving in any capacity at the request of the Company against all liability and expense that may be incurred in connection with any claim, action, suit or proceeding with respect to which such director or officer is wholly successful or acted in good faith in a manner such director or officer reasonably believed to be in, or not opposed to, the best interests of the Company or such other corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such conduct was unlawful. A director or officer of the Company is entitled to be indemnified as a matter of right with respect to those claims, actions, suits or proceedings in which such director or officer has been wholly successful. In all other cases, such director or officer, shall be entitled to indemnification as a matter of right unless (i) the director or officer has breached or failed to perform the person's duties in compliance with the standard of conduct set forth above and (ii) such breach of failure to perform constituted willful misconduct or recklessness as determined by the Board of Directors of the Company, a committee of the Board of Directors, independent legal counsel, or a committee of disinterested persons selected by the Board of Directors. The foregoing is a summary of detailed provisions for indemnification found at Article VI, Section 2 of the Articles of Incorporation of the Company which are incorporated by reference into this Registration Statement as Exhibit 3.1.

     The Company also has policies insuring its officers and directors against certain liabilities for action taken in such capacities, including liabilities under the Securities Act of 1933, as amended.

     See "Item 17. Undertakings" for a description of the SEC's position regarding the indemnification of directors and officers for liabilities arising under the Securities Act of 1933, as amended.

Item 16.  Exhibits.
-------   --------

     The exhibits to this registration statement are listed in the attached
Exhibit Index.

Item 17.  Undertakings.
--------  ------------

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evansville, State of Indiana, on November 16, 2001.

                                  FIDELITY FEDERAL BANCORP


                                  By: /s/ DONALD R. NEEL
                                      --------------------------
                                      Donald R. Neel, Executive Vice President,
                                      Chief Financial Officer and Treasurer

                                POWER OF ATTORNEY

     Each person signing below hereby makes, constitutes and appoints Bruce A. Cordingley and Donald R. Neel, and each of them, his true and lawful attorneys-in-fact to execute and file any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3 as such attorney-in-fact may deem appropriate.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below as of November 16, 2001.

By:   /s/ BRUCE A. CORDINGLEY
      ---------------------------------------
      Bruce A. Cordingley, Director and
      Chair of the Executive Committee
      (Acting Principal Executive Officer)

By:   /s/ DONALD R. NEEL
      ---------------------------------------
      Donald R. Neel, Director,
      Executive Vice President, Chief Financial
      Officer and Treasurer (Principal
      Accounting Officer and Principal Financial
      Officer)

By:   /s/ WILLIAM R. BAUGH*
      ---------------------------------------
      William R. Baugh,  Director

By:   /s/ GERALD K. PEDIGO*
      ---------------------------------------
      Gerald K. Pedigo,  Director

By:   /s/ PAUL E. BECKER*
      ---------------------------------------
      Paul E. Becker, Director

By:   /s/ BARRY A. SCHNAKENBURG*
      ---------------------------------------
      Barry A. Schnakenburg, Director

By:   /s/ PHILLIP J. STOFFREGEN*
      ---------------------------------------
      Phillip J. Stoffregen, Director

By:   /s/ JACK CUNNINGHAM*
      ---------------------------------------
      Jack Cunningham, Director and
      Chairman of the Board



*By:  /s/ DONALD R. NEEL
      ---------------------------------------
      Attorney-in-fact

                                  EXHIBIT INDEX

                                                                    Report or Registration
Exhibit Number      Document Description                            Statement
--------------      --------------------                            ---------
      *3.1          Articles of Incorporation; Articles of          Annual Report on Form 10-K for the fiscal
                    Amendment of the Articles of                    year ended June 30, 1995; Registration
                    Incorporation                                   Statement on Form S-3, dated January 12,
                                                                    2001, SEC File No. 333-53668

      *3.2          By-Laws of the Company                          Registration Statement on Form S-3, dated
                                                                    January 12, 2001, SEC File No. 333-53668
     **5.1          Opinion of Krieg DeVault LLP regarding
                    legality of shares

     **8.1          Opinion of Krieg DeVault LLP regarding
                    tax matters

    **23.1          Consent of Krieg DeVault LLP (contained
                    in Exhibits 5.1 and 8.1)

    **23.2          Consent of BKD LLP

    **24.1          Power of Attorney (included on the
                    signature page of the registration
                    statement)

    **99.1(a)       Shareholder Rights Agreement

    **99.1(b)       Instructions for Use of Shareholders Rights
                    Agreement
    **99.2          Letter to Record Shareholders

    **99.3          Letter to Nominee Holders

    **99.4          Letter to Clients of Nominee Holders

    **99.5          Beneficial Owner Election Form

    **99.6          Nominee Holder Certification

    **99.7          Substitute Form W-9

    **99.8          Form of 9.00% Junior Subordinated Note due 2008

    **99.9          Form of Warrant

*     Incorporated herein by reference as indicated.
**    Filed herewith.